[ Letterhead of Brooks Pierce McLendon Humphrey & Leonard, L.L.P.}

Ms. Cooper,

Re.	Macon Financial Corp. (the “Company”)

Registration Statement on Form S-1/A

Filed July 29, 2011

File No. 333-174826

I refer to my telephone conversation with you last week regarding the above-referenced filing and the staff’s comment letter, dated August 5, 2011. At your invitation, I am submitting a draft response to Comment 2 in the Comment Letter for your consideration.

In response to Comment 11 to the staff’s June 10, 2011 comment letter, Macon Bank (the “Bank”) manually reviewed its loan files to identify all loan modifications that do not meet the definition of a troubled debt restructuring (“non-TDR loan modifications”) made between January 1, 2008 and March 31, 2010. After March 31, 2010, the Bank implemented certain coding changes to its record-keeping that improved its data-retrieval capabilities. The primary purpose of these coding changes was to enable the Bank to track the turnaround time for completing loan modifications. As a consequence, albeit unintended, the Bank now has the ability to retrieve details of non-TDR loan modifications made after March 31, 2010. Details of non-TDR loan modifications since January 1, 2008, including balances outstanding as of December 31, 2010 and March 31, 2011, were provided in the Registration Statement on Form S-1/A filed on July 29, 2011.

Comment 2 in the August comment letter requests additional information on non-TDR loan modifications. As discussed during our telephone call, non-TDR loan modification information is not reported to the banking regulators, nor is it included in the audited financial statements of the Bank’s holding company, Macon Bancorp (“Bancorp”). Because the phrase “loan modification” is not reported to the banking regulators, it does not have a uniform meaning within the banking industry. Also, because the phrase “loan modification” may have a different meaning from one financial institution to another, and practice varies among financial institutions as to whether to refinance performing loans through a “refinance” or “loan modification” process, non-TDR loan modification data is not considered by the Bank to have any comparative or analytical value. Accordingly, neither the Bank nor Bancorp have historically recorded non-TDR loan modifications.

In the case of the Bank, loan modifications fall into the following three categories:

(i) TDRs - which the Bank carefully records and reports internally, to its banking regulators and in its audited financial statements;

(ii) Loan modifications made in exchange for a material credit enhancement, such as an additional guarantee, additional collateral or a principal curtailment; and

(iii) In the normal course of business, in order to retain the business of a borrower (who does not have a defined financial difficulty), the Bank may agree to requests to modify the interest rate, the amortization period, the floor rate, or to convert performing loans from a fixed interest rate to a variable interest rate, or vice versa.

The Bank’s examiners (from the FDIC and the Office of the North Carolina Commissioner of Banks) regularly conduct on-site examinations and evaluate loan modifications to ensure that the Bank is accurately recording as TDRs those loan modifications that meet the regulators’ definition of a TDR. In addition, the Bank engages a third-party external loan review firm to perform periodic reviews of its loan portfolio, including recommendations regarding the classification of loans, including TDRs. The Company has provided detailed disclosure of TDRs as of March 31, 2011 and December 31, 2010, 2009, 2008, 2007 and 2006 in its Registration Statement. In its next pre-effective amendment, the Company will provide detailed disclosure of TDRs as of June 30, 2011.

In responding to Comment 11 in the June comment letter, the Company stated “Prior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower’s business following a change in market interest rates.” Subsequent to receiving the August comment letter, the Bank manually reviewed its loan modification files dating from January 1, 2006 in order that it might provide quantitative data to support this statement. Its review does so, disclosing that of those non-TDR loan modifications that remain outstanding as of June 30, 2011, approximately $62.0 million were modified during 2010; approximately $66.9 million were modified during 2009; approximately $31.0 million were modified during 2008; approximately $2.4 million were modified during 2007; and approximately $3.1 million were modified during 2006.

On behalf of the Company, I respectfully submit that further disclosure of non-TDR loan modification data is not material and can only be provided (if at all) at significant expense and disruption to the Company and the Bank and will further delay the completion of the registration statement. Accordingly, I request that the staff accept the draft response, below, as fully addressing this comment.

Balance Sheet Analysis: March 31, 2011 compared to December 31, 2010, page 49

Non-performing Assets, page 52

2. We note your revised disclosures for loans modified but not considered TDRs and the fact that the information included in your tabular presentation on page 54 is from January 1, 2008 through December 31, 2010 and March 31, 2011. We further note your response to comment 11 of our letter dated July 6, 2011 stating, “[p]rior to January 1, 2008, very few loan modifications were made other than for competitive reasons in order to retain the borrower’s business following a change in market interest rates.” Please tell us the nature of the loan modifications made prior to January 1, 2008, that were made other than for competitive reasons and explain to us why these loans were excluded from your tabular presentations. Please quantify all loan modifications made prior to January 1, 2008 that are still outstanding and revise your tabular presentation on page 54 to include these loans.

Response: Loan modifications made by Macon Bank fall into the following three categories: (i) TDRs - which the Bank carefully records and reports internally, to its banking regulators and in its audited financial statements; (ii) Loan modifications made in exchange for a material credit enhancement, such as an additional guarantee, additional collateral or a principal curtailment; and (iii) In the normal course of business, in order to retain the business of a borrower (who does not have a defined financial difficulty), the Bank may agree to requests to modify the interest rate, the amortization period, the floor rate, or to convert performing loans from a fixed interest rate to a variable interest rate, or vice versa.

Non-TDR loan modification information is not reported to the banking regulators, is not included in the audited financial statements of the Bank’s holding company, Macon Bancorp, and neither the Bank nor Macon Bancorp have historically recorded non-TDR loan modifications. Further disclosure of non-TDR loan modification data can only be provided (if at all) at significant expense and disruption to the Company and the Bank, and will further delay the completion of the Company’ registration statement.

I look forward to hearing from you, and if it would be helpful, would welcome an opportunity to further discuss the above referenced comment, and any other comments that the staff may have.

Regards,

/s/ Iain MacSween

Iain MacSween

Attorney at Law

Brooks Pierce McLendon Humphrey & Leonard, L.L.P.

PO Box 26000, Greensboro, NC 27420-6000

direct dial: (336) 271-3192

direct fax: (336) 232-9192

mobile: (336) 337-7093